By Electronic Mail Only

January 26, 2022

Cheryl Brown

Law Clerk

Division of Corporate Finance

U.S. Securities and Exchange Commission

Re:	Murphy Canyon Acquisition Corp. (the “Company”)

Dear Ms. Brown,

As per your conversation with our counsel, Arthur Marcus, the Company hereby withdraws the acceleration request filed on January 21, 2022, requesting effectiveness of the Company’s registration statement on Form S-1 (File No. 333-262036) for Tuesday, January 25, 2022 at 4:30 P.M.

If you need any additional information or have any follow up questions, please feel free to contact me.

Sincerely,

/s/ Jack K. Heilbron
Name:	Jack K. Heilbron
Title:	Chief Executive Officer